UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A
(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 16, 2007

Commission File Number: 1-32575

Royal Dutch Shell plc ———————————————————————————————————
(Translation of registrant’s name into English)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Royal Dutch Shell plc (the “Registrant”) is filing this amendment to Form 6-K to incorporate by reference this report on Form 6-k including the exhibits into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell
International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01);
and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc
(Registration Numbers 333-126715 and 333-141397).

This amendment makes no other changes to the original filed Form 6-K dated May
16, 2007 or any of the exhibits thereto.

Exhibit No. Description
99.1 Regulatory release.
99.2 Royal Dutch Shell plc – Three-month period ended March 31, 2007 Unaudited
Condensed Interim Financial Report.

This Unaudited Condensed Interim Financial Report contains the Unaudited
Condensed Consolidated Interim Financial Statements of the Registrant and its
consolidated subsidiaries for the three-month period ended March 31, 2007 and the Operational and Financial Review and Results of Operations in respect of such period. The Unaudited Condensed Consolidated Interim Financial Statements,
including condensed notes, are presented on the same basis that such was announced by press release on May 3, 2007, that was furnished to the
Commission by the Registrant on Form 6-K. This Report on Form 6-K contains the
Unaudited Condensed Interim Financial Report with additional information required to keep current our registration statement on Form F-3, including a condensed reconciliation to U.S. GAAP, not included in the May 3, 2007 press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc

Date: June 1, 2007	By:	Michiel Brandjes /s/
	Name:	Michiel Brandjes
	Title:	Company Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Regulatory release
99.2	Royal Dutch Shell plc - Three month period ended March 31, 2007 Unaudited Condensed Interim Financial Report